Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

June 12 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Convening the 59th General Meeting of Shareholders**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.

General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 6/25

Securities Code No.: 5208
June 7, 2007

To Our Shareholders

Arisawa Mfg. Co., Ltd.
President and Chief Executive Officer: Sanji Arisawa
1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture

Notice of Convening the 59th General Meeting of Shareholders

Dear Shareholders,

We hope that you are all enjoying health and prosperity.

Now, we would like to inform you of the convening of the 59th General Meeting of Shareholders as follows. We would very much appreciate your attendance at this meeting.

If, however, you are unable to attend the meeting on the scheduled day, you may exercise your voting rights in writing. Although we apologize in advance for any inconvenience, we ask that you enter your approval or disapproval of the proposals in the Form of Exercising Voting Rights enclosed, after careful consideration of the reference documents for the General Meeting of Shareholders below, and return the form to the Company no later than 5:00 p.m., Wednesday, June 27, 2007.

Sincerely

1. **Date:** 10:00 a.m., June 28 (Thur.), 2007
2. **Place:** Conference Room, Head Office, Arisawa Mfg. Co., Ltd.
   1-5-5, Minami-Honcho, Joetsu City, Niigata Prefecture
3. **Purpose of Meeting**

Reporting Matters:
1. Business report and report on the consolidated statements and the results of audit of the consolidated statements conducted by the Accounting Auditors and the Board of Auditors for the 59th term (from April 1, 2006 to March 31, 2007)
2. Report on the statements for the 59th term (from April 1, 2006 to March 31, 2007)

Resolution Matters:

Proposition No. 1: Appropriation of surplus
Proposition No. 2: Partial Amendment of the Articles of Incorporation
Proposition No. 3: Appointment of eleven (11) Directors
Proposition No. 4: Appointment of one (1) substitute Auditor
Proposition No. 5: Issuance of new share subscription rights to employees, etc., as stock option
Proposition No. 6: Introduction of countermeasures against acquisition of large block shares of the Company (defensive measures against takeover)

4. Matters determined for convening the General Meeting of Shareholders

If you wish to exercise your voting rights by proxy, you may have another one (1) shareholder who also has voting rights attend the General Meeting of Shareholders as a proxy; provided, however, that we ask that you understand that submission of documents certifying a proxy is required.

If you can attend the General Meeting of Shareholders on the date noted above, we would kindly ask that you present the enclosed Form of Exercising Voting Rights at the meeting reception desk.

In the event that it becomes necessary to revise the reference documents for the General Meeting of Shareholders, as well as business report, statements and consolidated statements, the revised matters will be published on the Company's website at http://www.arisawa.co.jp/.

END